SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)(1)

Pet DRx Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

27876C107

(CUSIP Number)

March 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27876C107		13G

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,083,586

	6.	Shared Voting Power: 160,979

	7.	Sole Dispositive Power: 3,163,456

	8.	Shared Dispositive Power: 81,109

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,244,565

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 13.0%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107		13G

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,083,586

	6.	Shared Voting Power: 160,979

	7.	Sole Dispositive Power: 3,163,456

	8.	Shared Dispositive Power: 81,109

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,244,565

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 13.0%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107		13G

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Knott Partners, L.P. 11-2835793

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,372,074

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,372,074

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,372,074

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.6%

12.	Type of Reporting Person* PN

Item 1(a)	Name of Issuer:
Item 1(b)	Address of Issuer’s Principal Executive Offices:

Item 2(a)	Name of Person(s) Filing: David M. Knott (“Knott”), Dorset Management Corporation (“DMC”), and Knott Partners, L.P. (“KP”, together with Knott and DMC, “Reporting Persons”)
Item 2(b)	Address of Principal Business Office or, if none, Residence:
Item 2(c)	Citizenship or Place of Organization Knott: United States of America DMC: Delaware KP: New Jersey
Item 2(d)	Title of Class of Securities: Common Stock, and Warrants currently exercisable for and Convertible Notes the principal amount of which currently can be converted to Common Stock
Item 2(e)	CUSIP Number:

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4	Ownership:

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Pet DRx Corp., set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person. Each Reporting Person may also be deemed the beneficial owner of Convertible Notes of the Company, the principal amount of which can be converted to, and of New Warrants of the Company that can be exercised for, in the case of Knott and DMC, 50,000 and 1,153,846 shares, respectfully, and in the case of KP, 30,000 and 692,308 shares, respectfully. Such Notes and Warrants became convertible or exercisable following approval by the stockholders of the Company on July 28, 2009. The Notes are convertible at a price of $10.00 per Share. The New Warrants are exercisable at a price of $0.10 per Share.

Of the aggregate number of securities reported in each of Rows 6, 8 and 9 on pages 2-3 of this Schedule 13G, 81,109 of such securities (the “Campbell Shares”) are owned by Anthony R. Campbell (“Campbell”). Campbell is a senior analyst of DMC and a member of Knott Partners Management LLC (“KPM”). Knott is the President and sole director of DMC and the managing member of KPM. The Campbell Shares have been included in the number of shares reported as beneficially owned by Knott in this Schedule 13G to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Campbell or any of his affiliates and Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Knott does not vote or direct the vote or dispose or direct the disposition of the Campbell Shares.

The inclusion of the Campbell Shares in the number of shares reported as beneficially owned by Knott in this Schedule 13G or any amendment hereto does not constitute an admission that Knott and Campbell or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. Knott expressly disclaims beneficial ownership of any of the securities included in this filing beneficially owned by Campbell or his affiliates.

Item 5	Ownership of Five Percent or Less of a Class

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Person hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2010
Date

/s/David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.

By: Knott Partners Management, LLC,
as General Partner

By:	/s/David M. Knott
David M. Knott, as Managing Member